[LETTERHEAD OF HOWARD RICE NEMEROVSKI CANADY FALK & RABKIN]
May 11, 2006
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549
Re:	PlanetOut Inc. Registration Statement on Form S-3 File No. 333-133536 Filed April 25, 2006
Dear Ms. Garnett:
     On behalf of PlanetOut Inc. (the “Company”), this letter is in response to your letter, dated May 2, 2006, setting forth the Staff’s comments regarding the Company’s Registration Statement on Form S-3, file number 333-133536, filed by the Company on April 25, 2006 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter, for your convenience.
General
1.	Staff Comment: Please confirm the offering price per unit used to calculate the fee for the secondary portion of your offering, pursuant to Rule 457(c) of Regulation C. Also, please confirm whether the maximum offering price of $75 million applies only to the primary portion of your offering. Finally, please clarify that footnotes 1 and 2 apply only to the primary portion of your offering.
     Response: The offering price per unit used to calculate the fee for the secondary portion of the Company’s offering was $9.38, the average of the high ($9.61) and low ($9.15) sale price of the Company’s common stock as reported on the Nasdaq National Market on April 19, 2006, a date that is within five business days of the Company’s filing of the Registration Statement on April 25, 2006, as required by Rule 457(c) of Regulation C. Accordingly, the aggregate offering price used to calculate the fee for the secondary portion of the Company’s offering was $15,946,000 ($9.38/share x 1,700,000 shares).
     The Company hereby confirms that (a) the maximum offering price of $75 million applies only to the primary portion of the offering, and (b) footnotes 1 and 2 to the “Calculation of

Registration Fee” table of the Registration Statement apply only to the primary portion of the offering.
     In accordance with the telephonic conversations with the Staff, the Company respectfully requests that the Staff accept the foregoing clarification set forth in this letter, as the Company does not believe that a filing of an amendment to the Registration Statement should be necessary.
     In the event that the Staff has no further comments with respect to the Registration Statement, the Company respectfully requests that the effectiveness of the Registration Statements be accelerated to 1:00 p.m. EST on May 17, 2006, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.
     Please direct any further questions or comments concerning this response letter to me at (415) 399-3174.

Sincerely,
By:	/s/ Julia Vax
Julia Vax

JV/sgc
cc:	Geoffrey M. Ossias Todd A. Huge, Esq. Daniel J. Miller